Multi Packaging Solutions International Limited

150 E 52nd St., 28th Floor

New York, NY 10022

October 20, 2015

VIA EDGAR CORRESPONDENCE

Division of Corporation Finance

United States Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Attn: Anuja A. Majmudar, Attorney-Advisor

Re:	Multi Packaging Solutions International Limited Registration Statement on Form S-1 File No. 333-205278

Ladies and Gentlemen:

Pursuant to Rule 461 of the General Rules and Regulations under the Securities Act of 1933, as amended, the undersigned, Multi Packaging Solutions International Limited (the “Company”), hereby requests acceleration of the effective date of the Registration Statement on Form S-1 File No. 333-205278, as amended, so that it may become effective at 4:00 p.m. on October 21, 2015 or as soon thereafter as practicable. The Company hereby acknowledges its responsibilities under the Securities Act of 1933, as amended, and the Securities Exchange Act of 1934, as amended, as they relate to the proposed public offering of the securities specified in the above-referenced Registration Statement. Please call Patrick H. Shannon of Latham & Watkins LLP at (202) 637-1028 to provide notice of effectiveness.

In connection with the Company’s request for acceleration of the effective date of the Registration Statement referred to above, the Company, its officers and directors acknowledge the following:

•	should the Securities and Exchange Commission (the “Commission”) or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

•	the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

•	the Company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Very truly yours,

Multi Packaging Solutions International Limited

By:	/s/ William H. Hogan
	Name:	William H. Hogan
	Title:	Executive Vice President and Chief Financial Officer

cc:	Marc Shore of Multi Packaging Solutions International Limited Patrick H. Shannon of Latham & Watkins LLP Jason M. Licht of Latham & Watkins LLP